April 27, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (228) 868-4627

Carl J. Chaney
Chief Executive Officer and Chief Financial Officer
Hancock Holding Company
One Hancock Plaza
Gulfport, Mississippi 39501

> **Re: Hancock Holding Company**
> **Form 10-K for Fiscal Year December 31, 2006**
> **Filed February 23, 2007**
> **File No. 000-13089**

Dear Mr. Chaney:

　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 4, Securities, page 67

1.   We refer to the statement on page 68 that during the fourth quarter of 2006 the
        Company sold $162 million in certain agency securities and recorded a pre-tax
        loss of $5.5 million. We also refer to the statement that the Company has no
        intention and does not expect to incur any other significant security sales *in the
        immediate future.* Please provide us the following information:

        •   Tell us and revise the footnote in future filings to state if the Company has the
            positive intent and ability to hold the remaining investment in available-for-
            sale securities for a period of time sufficient to *allow for an anticipated
            recovery in market value.* Refer to paragraph 16 of SFAS 115 and Interpretive
            Response to Question in SAB 59.

        •   Tell us how you considered the requirements of SAB 5:M regarding the
            recognition of other-than-temporary impairments for the remaining portfolio
            of available-for-sale securities with unrealized losses totaling $18 million as
            of December 31, 2006 and fully explain why you believe your current
            accounting treatment is correct.

        •   Describe how you applied the methodology for determining when an
            investment is other-than-temporarily impaired under paragraph 16 of SFAS
            115 considering the application guidance in EITF 03-1 and FSP No. FAS 115-
            1 and 121-1 (as amended).

                                    *   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.   Please furnish a cover letter with any
amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief